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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Perseon Corporation
(Name of Subject Company (Issuer))

GALIL MERGER SUB, INC.
(Offeror)
A wholly-owned subsidiary of

GALIL MEDICAL INC.
(Offeror)
A wholly-owned subsidiary of

GALIL MEDICAL LTD.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
PUBLIC WARRANTS TO PURCHASE COMMON STOCK
(Title of Classes of Securities)

715270 203 (CUSIP Number of Common Stock)	715270 112 (CUSIP Number of Public Warrants)

Martin J. Emerson
Galil Medical Inc.
4364 Round Lake Road
Arden Hills, MN 55122
Telephone: (877) 639-2796
Fax: (877) 510-7757
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)	Please send copies of all communications to: Robert K. Ranum, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402 Fax: (612) 492-7077

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$24,777,471	$2,496

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of (i) all outstanding shares of common stock, par value $0.001 per share, of Perseon Corporation, a Delaware corporation, other than Shares owned by Galil Merger Sub, Inc. ("Purchaser"), Galil Medical Inc. ("Parent") or Galil Medical Ltd. ("Israeli Parent"), at a purchase price of $1.00 per Share, net to the seller in cash, and (ii) all outstanding publicly-traded warrants to purchase Perseon common stock (the "Public Warrants"), at a purchase price of $0.02 per Public Warrant, net to the seller in cash. As of October 26 , 2015, there were 9,766,323 Shares issued and outstanding, none of which Shares are owned by Israeli Parent, Parent or Purchaser, and there were 13,225,000 Public Warrants outstanding, representing 13,225,000 Shares on a fully-diluted basis (none of which Public Warrants are held by Israeli Parent, Parent or Purchaser). In addition, all vested and unvested stock options, which represent 523,942 Shares on a fully-diluted basis (none of which stock options are held by Israeli Parent, Parent or Purchaser), and all remaining warrants other than the Public Warrants, which represent 1,262,206 Shares on a fully-diluted basis (none of which warrants are held by Israeli Parent, Parent or Purchaser), are to be cashed out in connection with the Merger in accordance with the Merger Agreement. As a result, this calculation assumes the purchase of 24,777,471 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by Galil Medical Ltd., an Israeli company ("Israeli Parent"), Galil Medical Inc., a Delaware corporation ("Parent"), and Galil Merger Sub, Inc., a Delaware corporation ("Purchaser"). This Schedule TO relates to the offer by Purchaser to purchase (i) all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Perseon Corporation, a Delaware corporation ("Perseon"), other than Shares owned by Israeli Parent, Parent and Purchaser, at a purchase price of $1.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, and (ii) all outstanding publicly-traded warrants to purchase Perseon common stock (the "Public Warrants"), other than Public Warrants owned by Israeli Parent, Parent and Purchaser, at a purchase price of $0.02 per Public Warrant, net to the seller in cash, without interest and less any applicable withholding taxes, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 5, 2015 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet.

        Reference is made to the information set forth in the Offer to Purchase under the heading "Summary Term Sheet" which is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "Certain Information Concerning Perseon," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "Introduction," which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the heading "Price Range of the Shares and Public Warrants; Dividends," which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Certain Information Concerning the Offeror Group," and in "Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "Certain Information Concerning the Offeror Group" and in "Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group," which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under the heading "Certain Information Concerning the Offeror Group" and in "Schedule A—Information Concerning Directors and Executive Officers of the Offeror Group," which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Terms of the Offer," "Acceptance for Payment and Payment for Shares and Public Warrants," "Procedures for Accepting the Offer and Tendering Shares and Public

Warrants," "Withdrawal Rights," "Certain United States Federal Income Tax Consequences," "The Merger Agreement; Other Agreements," "Purpose of the Offer; Plans for Perseon," "Dividends and Distributions," "Effects of the Offer," and "Certain Legal Matters; Regulatory Approvals," which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Certain Information Concerning the Offeror Group" and "Background of the Offer; Past Contacts or Negotiations with Perseon," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the headings "Introduction" and "Background of the Offer; Past Contacts or Negotiations with Perseon," which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Purpose of the Offer; Plans for Perseon," and "Effects of the Offer," which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet", "Introduction" and "Source and Amount of Funds," which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," and "Certain Information Concerning the Offeror Group," which is incorporated herein by reference.

        (b)   Reference is made to the information set forth in the Offer to Purchase under the heading "Certain Information Concerning the Offeror Group," which is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "Fees and Expenses," which is incorporated herein by reference.

Item 10.    Financial Statements.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the heading "Certain Information Concerning the Offeror Group," which is incorporated herein by reference.

        (b)   The pro forma financial statements of Parent and Purchaser are not material to the Offer.

Item 11.    Additional Information.

        (a)(1)  Reference is made to the information set forth in the Offer to Purchase under the headings "Certain Information Concerning the Offeror Group," "Background of the Offer; Past Contacts or Negotiations with Perseon," and "The Merger Agreement; Other Agreements," which is incorporated herein by reference.

        (a)(2)  Reference is made to the information set forth in the Offer to Purchase under the headings "Terms of the Offer," "Acceptance for Payment and Payment for Shares and Public Warrants," "Procedures for Accepting the Offer and Tendering Shares and Public Warrants," "Withdrawal Rights," "Certain United States Federal Income Tax Consequences," "Conditions to the Offer," "Effects of the Offer" and "Certain Legal Matters; Regulatory Approvals," which is incorporated herein by reference.

        (a)(3) and (4) Reference is made to the information set forth in the Offer to Purchase under the headings "Effects of the Offer" and "Certain Legal Matters; Regulatory Approvals," which is incorporated herein by reference.

        (a)(5)  Not applicable.

        (c)   Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase, dated November 5, 2015.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement published in The New York Times on November 5, 2015.
(a)(1)(vii)	Press Release, dated October 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Galil Medical Ltd. on October 27, 2015).
(a)(1)(viii)	Press Release, dated October 27, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Galil Medical Ltd. on October 27, 2015).
(d)(1)
Agreement and Plan of Merger, dated as of October 26, 2015, by and among Galil Medical Inc., Galil Merger Sub, Inc. and Perseon Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Perseon Corporation on October 27, 2015).
(d)(2)	Mutual Confidentiality Agreement, dated as of March 16, 2015, by and between Perseon Corporation and Galil Medical Inc.
(d)(3)	Letter of Intent, dated as of September 26, 2015, between Perseon Corporation and Galil Medical Ltd.

Item 13.    Information Required by Schedule 13e-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2015

PURCHASER:
Galil Merger Sub, Inc.
By:	/s/ MARTIN J. EMERSON
	Name:	Martin J. Emerson
	Title:	Chief Executive Officer
PARENT:
Galil Medical Inc.
By:	/s/ MARTIN J. EMERSON
	Name:	Martin J. Emerson
	Title:	Chief Executive Officer
ISRAELI PARENT:
Galil Medical Ltd.
By:	/s/ MARTIN J. EMERSON
	Name:	Martin J. Emerson
	Title:	Chief Executive Officer

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated November 5, 2015.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement published in The New York Times on November 5, 2015.
(a)(1)(vii)	Press Release, dated October 27, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Galil Medical Ltd. on October 27, 2015).
(a)(1)(viii)	Press Release, dated October 27, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Galil Medical Ltd. on October 27, 2015).
(d)(1)
Agreement and Plan of Merger, dated as of October 26, 2015, by and among Galil Medical Inc., Galil Merger Sub, Inc. and Perseon Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Perseon Corporation on October 27, 2015).
(d)(2)	Mutual Confidentiality Agreement, dated as of March 16, 2015, by and between Perseon Corporation and Galil Medical Inc.
(d)(3)	Letter of Intent, dated as of September 26, 2015, between Perseon Corporation and Galil Medical Ltd.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13e-3.
SIGNATURES
EXHIBIT INDEX